================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 16

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================

     This Amendment No. 16 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the 14D-9 is hereby amended and supplemented by adding the following information:

         On June 25, 1997, Healthdyne filed its Motion to Amend to Add Second Counterclaim (the "Motion to Amend to Add Second Counterclaim"), as well as a brief in support of its motion and in response to Invacare's motion to strike the Second Counterclaim. A copy of Healthdyne's Motion to Amend to Add Second Counterclaim and supporting brief is attached hereto as Exhibit 53.

         On June 27, 1997, Mr. Petit sent a letter to Mr. Mixon, a copy of which is attached hereto as Exhibit 54.




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



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  Exhibit 53   --   Healthdyne's Motion to Amend to Add Second Counterclaim and
                    Supporting Brief



  Exhibit 54   --   Letter from Mr. Petit to Mr. Mixon dated June 27, 1997


---------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                            Chief Financial Officer and
                                              Treasurer


Dated: June 27, 1997


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
                                                                     EXHIBIT 53

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and                                      :
I.H.H. CORP.,                                                 :
                                                              :
                          Plaintiffs,                         :
                                                              : CIVIL ACTION NO.
                     v.                                       : 1:97-CV-0205-CC
                                                              :
HEALTHDYNE TECHNOLOGIES, INC.,                                :
CRAIG B. REYNOLDS,                                            :
J. TERRY DEWBERRY,                                            :
ALEXANDER H. LORCH,                                           :
J. LELAND STRANGE,                                            :
JAMES J. WELLMAN, and                                         :
J. PAUL YOKUBINAS,                                            :

                         Defendants.

                   DEFENDANT HEALTHDYNE TECHNOLOGIES, INC.'S
 BRIEF IN RESPONSE TO PLAINTIFFS' MOTION TO STRIKE AND IN SUPPORT OF ITS MOTION
                      TO AMEND TO ADD SECOND COUNTERCLAIM

        COMES NOW Healthdyne Technologies, Inc. ("Healthdyne"), defendant in the above-captioned action, and states in response to plaintiffs' motion to strike Healthdyne's Second Counterclaim and in support of Healthdyne's Motion To Amend To Add Second Counterclaim pursuant to Fed. R. Civ. P. 13(e) the following:

                                  INTRODUCTION

        On June 16, 1997, Healthdyne filed its Second Counterclaim against Invacare Corporation ("Invacare") in order to stop Invacare's secret campaign to spread misinformation to Healthdyne's customers in order to damage Healthdyne's second quarter 1997 sales results. The Second

Counterclaim, which alleges violations of federal securities laws within the jurisdiction of this Court, is intimately related to the other issues raised in this lawsuit. Invacare is carrying out its unlawful scheme, and has failed to disclose its conduct and related business plans to Healthdyne's shareholders, to support its hostile tender offer for securities of Healthdyne, and its proxy contest to replace the Healthdyne Board of Directors and amend Healthdyne's bylaws. Healthdyne requests preliminary and permanent injunctive relief and damages resulting from Invacare's disparagement of Healthdyne's business in violation of the Uniform Deceptive Trade Practices Act, O.C.G.A. Section 10-1-370 through 375; tortious interference with Healthdyne's business relations and prospective business opportunities; and violations of federal securities laws.

        In response, Invacare has moved to strike the counterclaim for failure to request leave of the Court to serve and file its counterclaim. Invacare's own conduct demonstrates the weakness of its position. Invacare itself filed a pleading labeled a "counterclaim" without seeking leave to file a counterclaim pursuant to Rule 13(e) or requesting leave to amend its complaint pursuant to Rule 15(a). Yet when Healthdyne did the same, Invacare chose to burden the Court with its frivolous motion.(1) Then Invacare filed a reply to the Second Counterclaim "[i]n the event this Court denies the motion." (Plaintiffs' Reply To Healthdyne's Second Counterclaim at 1).

        A resolution of Invacare's motion to strike is unnecessary. Even if, as Invacare now contends, Rule 13(e) requires leave of the Court in all circumstances, the Court should grant Healthdyne such leave. Invacare presents no reason for not allowing the Second Counterclaim. Indeed, it has already filed a reply. Thus, to avoid any argument regarding technical deficiencies of its pleading, Healthdyne moves for leave to file the Second Counterclaim.

                      ARGUMENT AND CITATION OF AUTHORITIES

        Pursuant to Rule 13(e) of the Federal Rules of Civil Procedure, Healthdyne requests leave of the Court to amend its pleading to add its Second Counterclaim. Fed. R. Civ. P. 13(e). Rule 13(e) provides that a claim that matured or was acquired by the pleader after serving a pleading or a claim






  (1) If Invacare sincerely believes that Healthdyne's Second Counterclaim is procedurally improper (despite its own identical conduct), then Invacare should have sought to resolve this technical problem, which has no bearing on the outcome of the claims raised in the Second Counterclaim, without burdening the Court and the parties with a contested motion to strike. Healthdyne can only surmise from Invacare's conduct that its strategy is to delay as long as possible the day on which it will have to answer the detailed allegations in the Second Counterclaim.

that is otherwise excluded from the original pleading may be presented as a counterclaim in a supplemental pleading with the permission of the court. Fed.
R. Civ. P. 13(e). Healthdyne's Second Counterclaim arises out of conduct that has occurred since Healthdyne filed its last counterclaim.

        The Federal Rules of Civil Procedure permit, and in fact promote, liberal amendment of pleadings to assure that all issues may be fully considered by the Court and/or the jury at one time. The United States Court of Appeals for the Eleventh Circuit has had several opportunities to construe the language of Fed. R. Civ. P. 15, which is the general rule that allows for supplemental pleadings. In Shipper v. Eastern Airlines, 868 F.2d 401 (11th Cir. 1989), the Court recognized that the decision to permit amendment of a pleading was within the sound discretion of the district court. Id. at 406. The Court also noted, however, that, unless a substantial reason exists for denying leave, the court should allow the amendment. Id. at 407. See also, Motorcity of Jacksonville, Ltd. v. Southeast Bank, 83 F.3d 1317, 1323 (11th Cir. 1996); Moore v. Baker, 989 F.2d 1129, 1131 (11th Cir. 1993). No such substantial reason exists in the case currently before the Court. There has been no undue delay nor has there been any undue prejudice or bad faith. On the contrary, recent events have given rise to Healthdyne's Second Counter-





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

claim and, since those events have occurred, Healthdyne has vigorously sought to bring its claim to the Court's attention. As such, this Court should allow Healthdyne to amend its answer to add the Second Counterclaim.

        For similar reasons, the amendment is also proper under Rule 13(e). In T.J. Stevenson & Co. v. 81,193 Bags of Flour, 629 F.2d 338, 370 n.68 (5th Cir.
1980) and Spartan Grain and Mill Co. v. Ayers, 517 F.2d 214, 220 (5th Cir.
1975),(2) this Court recognized the similarity between the application of Rules 15 and 13, including the liberal standards for allowing amendment. The same reasons set forth above which justify amendment under Rule 15 also justify an amendment under Rule 13(e). See Skaro v. Eastern Sav. Bank, 866 F.Supp. 229, 233-34 (W.D.Pa. 1994) (acknowledging that closely related claims, including after acquired counterclaims, should be tried together to avoid diseconomies of multiple proceedings); National Union Fire Ins. Co. v. Continental Ill. Corp., 113 F.R.D. 527, 530-31 (N.D.Ill. 1986) (allowing defendant to supplement pleadings to add after-acquired counterclaim). The allegations in Healthdyne's Second Counterclaim focus largely on actions taken after the original pleading and






  (2) In Bonner v. City of Prichard, Alabama, 661 F.2d 1206, 1207 (11th Cir.
1981) (en banc), the Eleventh Circuit adopted as precedent Fifth Circuit case law decided before 1981.

counterclaim had been filed. Rule 13(e) allow for additional counterclaims under these circumstances.

        Invacare has also requested attorneys' fees and costs based on its unsupported speculation as to Healthdyne's motivation for pursuing its valid claims against Invacare. At trial, Healthdyne will prove that Invacare is committing the misconduct described in the Second Counterclaim. The Court should give no consideration to Invacare's specious attempt to impugn the motives of Healthdyne for pursuing its legal rights to stop Invacare's wrongful and unlawful conduct.

                                   CONCLUSION

        For all of the foregoing reasons, Invacare's motion to strike should be denied; or the Court should authorize the filing of Healthdyne's Second Counterclaim in this action.

        Respectfully submitted this 25th day of June, 1997.

                                        TROUTMAN SANDERS LLP


                                        /s/ John M. Bowler
                                        ----------------------

                                        Winifred D. Simpson
                                        Georgia Bar No. 648275
                                        John M. Bowler
                                        Georgia Bar No. 071770


NationsBank Plaza
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308-2216
(404) 885-3000

Of Counsel
Edward P. Welch
Andrew J. Turezyn
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for Defendant
Healthdyne Technologies, Inc.

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and                                      :
I.H.H. CORP.,                                                 :
                         Plaintiffs,                          :
                                                              : CIVIL ACTION NO.
                 v.                                           :
                                                              : 1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.,                                :
et al.,                                                       :
                         Defendants.                          :


                             CERTIFICATE OF SERVICE

                 I hereby certify that I have this day served a copy of the foregoing DEFENDANT HEALTHDYNE TECHNOLOGIES, INC.'S BRIEF IN SUPPORT OF ITS MOTION TO AMEND TO ADD SECOND COUNTERCLAIM upon the interested parties by the following means addressed as follows:

VIA FIRST CLASS U.S. MAIL                 VIA FIRST CLASS U.S. MAIL

M. Robert Thornton                        J. Andrew Ward
Michael R. Smith                          SIMPSON THACHER & BARTLETT
David J. Onorato                          425 Lexington Avenue
KING & SPALDING                           New York, New York 10017
191 Peachtree Street, N.E.
Atlanta, Georgia  30303


                          This 25th day of June, 1997.



                                                        /s/  John M. Bowler
                                                        -------------------
                                                        John M. Bowler

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and                                :
I.H.H. CORP.,                                           :
                          Plaintiffs,                   :
                                                        :
             v.                                         :       CIVIL ACTION NO.
                                                        :       1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.                           :
CRAIG B. REYNOLDS,                                      :
J. TERRY DEWBERRY,                                      :
ALEXANDER H. LORCH,                                     :
J. LELAND STRANGE,                                      :
JAMES J. WELLMAN, and                                   :
J. PAUL YOKUBINAS,                                      :

                          Defendants.

                   DEFENDANT HEALTHDYNE TECHNOLOGIES, INC.'S
                   MOTION TO AMEND TO ADD SECOND COUNTERCLAIM

                 COMES NOW defendant Healthdyne Technologies, Inc. ("Healthdyne"), and hereby moves the Court pursuant to Fed. R. Civ. P. 13(e) for an Order permitting the filing of a supplemental pleading to add a second counterclaim. A true and correct copy of the second counterclaim is attached to this Motion as Exhibit "A."

                 The ground for this Motion to Amend is, as set forth more fully in Healthdyne's Brief in Support filed concurrently with this Motion, that the second counterclaim in issue matured after the serving of Healthdyne's answer and original counterclaim. A proposed form of Order is attached hereto as Exhibit "B" for the Court's convenience.

         WHEREFORE, Healthdyne respectfully requests that the Court enter an Order granting Healthdyne's Motion to Amend to Add Second Counterclaim.

                 This 25th day of June, 1997.

                                                    Respectfully submitted,

                                                    TROUTMAN SANDERS LLP


                                                    /s/ John M. Bowler
                                                    -------------------

                                                    Winifred D. Simpson
                                                    Georgia Bar No. 648275
                                                    John M. Bowler
                                                    Georgia Bar No. 071770
                                                    NationsBank Plaza
                                                    600 Peachtree Street, N.E.
                                                    Suite 5200
                                                    Atlanta, GA  30308-2216
                                                    (404) 885-3000

Of Counsel
Edward P. Welch
Andrew J. Turezyn
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899
(302) 651-3000

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and                                :
I.H.H. CORP.,                                           :
                          Plaintiffs,                   :
                                                        :
             v.                                         :       CIVIL ACTION NO.
                                                        :       1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.                           :
CRAIG B. REYNOLDS,                                      :
J. TERRY DEWBERRY,                                      :
ALEXANDER H. LORCH,                                     :
J. LELAND STRANGE,                                      :
JAMES J. WELLMAN, and                                   :
J. PAUL YOKUBINAS,                                      :

                          Defendants.

                             CERTIFICATE OF SERVICE

         I hereby certify that I have this day served a copy of the foregoing DEFENDANT HEALTHDYNE TECHNOLOGIES, INC.'S MOTION TO AMEND TO ADD SECOND COUNTERCLAIM upon the interested parties by the following means addressed as follows:

VIA FIRST CLASS                            VIA FIRST CLASS
U.S. MAIL                                  U.S. MAIL
M. Robert Thornton                         J. Andrew Ward
Michael R. Smith                           SIMPSON THACHER & BARTLETT
David J. Onorato                           425 Lexington Avenue
KING & SPALDING                            New York, New York 10017
191 Peachtree Street, N.E.
Atlanta, Georgia  30303

                         This 25th day of June, 1997.



                                           /s/ John M. Bowler
                                           ------------------
                                           John M. Bowler

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and                                :
I.H.H. CORP.,                                           :
                          Plaintiffs,                   :
                                                        :
             v.                                         :       CIVIL ACTION NO.
                                                        :       1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.                           :
CRAIG B. REYNOLDS,                                      :
J. TERRY DEWBERRY,                                      :
ALEXANDER H. LORCH,                                     :
J. LELAND STRANGE,                                      :
JAMES J. WELLMAN, and                                   :
J. PAUL YOKUBINAS,                                      :

                          Defendants.

                ORDER GRANTING COUNTERCLAIM PLAINTIFF HEALTHDYNE
         TECHNOLOGIES INC.'S MOTION TO AMEND TO ADD SECOND COUNTERCLAIM

         COMES NOW defendant Healthdyne Technologies, Inc. ("Healthdyne"), having moved this Court pursuant to Fed. R. Civ. P. 13(e) for leave to file a supplemental pleading to add a second counterclaim, and this Court having reviewed Healthdyne's motion, as well as Healthdyne's second counterclaim, and this Court finding that the amendment and addition of the second counterclaim is appropriate.

                 IT IS HEREBY ORDERED that the motion of Healthdyne to amend in order to file a supplemental pleading to add a second counterclaim is GRANTED and that the Clerk of this Court shall accept for filing the original of Healthdyne's Second Counterclaim.

                IT IS SO ORDERED ______ day of __________, 1997.



                                             __________________________________
                                             JUDGE, UNITED STATES DISTRICT COURT
                                             NORTHERN DISTRICT OF GEORGIA

                                                                      EXHIBIT 54


                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA  30066
                                 (770)499-1212





Dear Mr. Mixon:

         Your letter of June 24 has convinced me that you do not understand the process you started when you began your hostile takeover attempt this January.


         For six months, Invacare has been trying to buy Healthdyne Technologies at a "bargain price." You started at $12.50, then went to $13.00 and then to $13.50. On June 4, 1997, you announced Invacare's "best and final" offer of $15.00 per share after the arbitrage community withdrew substantial support for your offer. Your $15.00 offer is universally regarded as grossly inadequate -- by our Board, by our financial advisors, by the marketplace, by securities analysts and, most importantly, by the holders of almost 70% of the non-Invacare shares who at last count had refused to accept Invacare's tender offer. Your below market, below value tender offer is a "sham" -- to use your term.

         Your "bargain price" bidding history leads to the inescapable conclusion that Invacare is not prepared -- and will never be prepared -- to engage in a transaction fully reflective of Healthdyne Technologies' true value. Accordingly, we don't believe that discussions between the two companies will lead to a transaction beneficial to Healthdyne Technologies and its shareholders.

         Nevertheless, we remain willing to let Invacare participate in our process of considering alternatives, but only if Invacare agrees to play by the same rules that are applicable to others. One reason for our insistence that Invacare accept these rules is our need to avoid premature public disclosure of confidential information unless and until such disclosure is required in connection with a transaction which our Board considers to be in the best interests of all shareholders. If Invacare's lawyers don't understand how our material non-public information would have to be publicly disclosed in Invacare's tender offer and proxy solicitation materials, then Invacare's lawyers don't understand the federal securities laws and they should contact our lawyers for a briefing.

         More fundamentally, you should understand that the Healthdyne Technologies Board of Directors -- not Invacare -- will control the Board's process of assessing alternatives. We believe that allowing Invacare into the process without accepting the same standstill restrictions applicable to others would give Invacare an unfair advantage over others and deter others from participating in the process. You have chosen not to participate in the process and to seek to disparage it -- again showing your complete ignorance of the process and the facts.

         You say in your letter that Invacare intends to elect a new board of directors who will sell Healthdyne Technologies "at the best available price." Nothing could be further from the truth. Your hand-picked nominees, if elected, are committed to selling the Company to Invacare for the grossly inadequate cash price of $15.00 per share. In complete disregard of their fiduciary duties, they will sell Healthdyne Technologies to Invacare for cash without seeking the best price or the best transaction for all the Healthdyne Technologies shareholders.

         Compare Invacare's actions and the proposed conduct of its nominees with the actions of Healthdyne Technologies' Board and management. We have already created value for the shareholders in excess of Invacare's "best and final" grossly inadequate $15.00 offer -- by developing and executing a strategic plan which has already produced dramatically increased revenues and profits exceeding analysts' expectations. We fully expect this revenue and profit momentum to continue and to be reflected in our results for the second quarter of 1997 and future periods. This Board and its members have a track record of increasing shareholder value through operational performance and financial transactions when necessary.

         The process of exploring alternatives we have recently begun in earnest could create even greater shareholder value. However, the Healthdyne Technologies Board is not going to make a final decision unless and until the Board understands the alternatives -- an eminently prudent and sound position and the only position that the Board could reasonably take under the circumstances.

         In the last analysis, Healthdyne Technologies' management and Board of Directors are answerable to the shareholders. We are confident that the shareholders will recognize that we are committed to increasing shareholder value even further and will vote to allow us to continue to pursue that commitment. The shareholders will not foreclose their opportunity to receive greater value by accepting Invacare's grossly inadequate cash offer.


                                        Very truly yours,

                                        /s/ Parker H. Petit

                                        Parker H. Petit
                                        Chairman of the Board


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